SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THE SOUTH FINANCIAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V	837841204
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV	837841303
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V	837841402
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV	837841501

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
William P. Crawford, Jr.
Executive Vice President and General Counsel
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-4777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$95,526,000.00	$5,330.35
*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation assumes the exchange of 18,800 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 67,006 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 2,248 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 7,472 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV of The South Financial Group, Inc. (“TSFG”), no par value and a $1,000 liquidation preference per share, for shares of common stock of TSFG, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the book value per share of $1,000.00 as of August 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,330.35	Filing Party:	The South Financial Group, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	August 20, 2009
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☑    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
               Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.C

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement filed on August 20, 2009 (the “Schedule TO”) by The South Financial Group, Inc., a South Carolina corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Company to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock par value $1.00 per share (the “common stock”) for each validly tendered and accepted share of the Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV (collectively, the “Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together, constitute the Exchange Offer and which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings assigned to them in the Offer to Exchange as amended or supplemented.
Items 1 through 11
The Offer to Exchange, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended and supplemented as follows:
(1) The third bullet point in the second paragraph under the caption “WHERE YOU CAN FIND MORE INFORMATION” in the Offer to Exchange, which is on page 66 in the Offer to Exchange, is hereby deleted in its entirety and replaced with the following:
•	our Current Reports on Form 8-K filed on May 2, 2008, January 27, 2009, January 28, 2009, February 9, 2009, February 20, 2009, February 23, 2009, March 5, 2009, March 25, 2009, April 3, 2009, April 21, 2009, May 6, 2009, June 18, 2009, June 19, 2009, June 24, 2009, July 13, 2009, July 21, 2009, July 27, 2009, August 20, 2009 and September 11, 2009 (in each case, other than information that is furnished but deemed not to have been filed); and
(2) Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:
On September 11, 2009, the Company issued a press release announcing that the Company’s shareholders approved, among other things, a proposal to amend the Company’s Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000. The full text of the Company’s press release relating to the shareholder vote is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(5)(C)        Press Release, dated September 11, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 11, 2009

THE SOUTH FINANCIAL GROUP, INC.
By:	/s/ James R. Gordon
James R. Gordon
Senior Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Offer to Exchange, dated August 20, 2009.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed June 18, 2009 (including Exhibits 99.1 and 99.2 thereto) (previously filed on June 18, 2009 and incorporated herein by reference).

(a)(5)(B)	Press Release, dated August 20, 2009.

(a)(5)(C)*	Press Release, dated September 11, 2009.

(b)	Not applicable.

(d)(1)
Certificates of Designations establishing the rights of the Company’s 10% Mandatory
Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory
Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory
Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory
Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 3.01 filed with the Company’s Current Report on Form 8-K filed May 9, 2008).

(d)(2)
Form of Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated May 2, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith